CUTLER LAW GROUP
                           --------------------------
M. RICHARD CUTLER, ESQ      Corporate Securities Law      M GREGORY CUTLER, ESQ.
Admitted in California                                       Admitted in Florida
& Texas

                                  June 8, 2011

Stephen Krikorian, Accounting Branch Chief
Evan S. Jacobson, Staff Attorney
Mark P. Shuman, Branch Chief - Legal
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:  Competitive Technologies, Inc.
     Form 10-K for the Fiscal Year Ended July 31, 2010 Filed October 27, 2010 Form 10-K/A for the Fiscal Year Ended July 31, 2010 Filed March 4, 2011 Form 10-Q for the Quarterly Period Ended October 31, 2010 Filed December
       15, 2010
     Form 10-Q/A for the Quarterly Period Ended October 31, 2010 Filed March 4,
       2011
     Transition Report on Form 10-Q for the Transition Period from November 1,
       2010 to December 31, 2010 Filed February 22, 2011
     Form 10-Q for the Quarterly Period Ended March 31, 2011 Filed May 20, 2011 Form 8-Ks Filed on September 13, 2010, December 15, 2010,
       February 11, 2011, March 1, 2011, April 19, 2011, and May 4, 2011
     File No. 001-08696

Gentlemen and Ladies:

     We are in receipt of your correspondence dated May 25, 2011, and addressed to Johnnie D. Johnson, Chief Executive Officer and Chief Financial Officer of the Company. We acknowledge and recognize that the Commission has requested our response within ten businesses days. This letter is to request an extension of time in order to submit our response to comments contained in your letter of May 25.

     Although we have attempted to have our response completed by the deadline, the Company has been unable do so due to the Company's management dedicating a significant amount of its time to ongoing arbitration with the Company's former CEO.

     We anticipate completing and filing our response letter and related amended filings, if any, within an additional ten business days. Should we need any additional time, we will notify you immediately and request such additional time in a Correspondence filing through EDGAR.

     Please feel free to call me at any of the numbers listed on this letter if you have further questions or comments.

                                        Best Regards,

                                        \s\ M Gregory Cutler
                                        M Gregory Cutler

                           --------------------------
3355 W. Alabama St. Suite 1150                                Tel (713) 888-0040
Houston, Texas 77098             www.cutlerlaw.com            Fax (800) 836-0714